[redacted]

SEC[illegible] MISSION

12011159

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2012
Washington, DC
123

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SEC FILE NUMBER
8- 2474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coburn & Meredith, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Old Mill Lane
(No. and Street)

Simsbury (City) Connecticut (State) 06070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Derway (860) 784-2603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alfin, Fagin & Falce LLP
(Name – *if individual, state last, first, middle name*)

231 Farmington Avenue (Address) Farmington (City) Connecticut (State) 06032 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Derway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coburn & Meredith, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.F.O, V.P.

Title

Notary Public

JULIA C. BRADLEY
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALFIN, FAGIN & FALCE LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA, MBA
MICHAEL W. FAGIN, CPA, MSPA
ROBERT W. FALCE, CPA, CVA

JOSEPH A. BERNARDI, CPA
(1943-2010)

TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@affcpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Coburn & Meredith, Inc.
One Old Mill Lane
Simsbury, Connecticut 06070

We have audited the accompanying statement of financial condition of Coburn & Meredith, Inc. (a Connecticut corporation) as of December 31, 2011, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coburn & Meredith, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1 through 3, as well as Appendix A, are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Alfin, Fagin & Falce LLP

ALFIN, FAGIN & FALCE LLP
Certified Public Accountants
January 23, 2012

We present the following report as of December 31, 2011:

Exhibit A -	Statement of Financial Condition as of December 31, 2011.
Exhibit B -	Statement of Income for the Year Ended December 31, 2011.
Exhibit C -	Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2011.
Exhibit D -	Statement of Cash Flows for the Year Ended December 31, 2011.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement Pursuant to Rule 15c3-1, as of December 31, 2011.
Schedule 2 -	Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1(c), as of December 31, 2011.
Schedule 3 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15c3-3, as of December 31, 2011.
Appendix A -	Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3 as of December 31, 2011.

EXHIBIT A

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Assets:				
Cash			$	243,652
Receivables:				
Brokers and dealers clearance accounts	$	178,653		
Other - good faith deposit		25,175		
Non-customer registered representatives		83,002		
Total Receivables				286,830
Equipment, net of accumulated depreciation of $86,163				148,540
TOTAL ASSETS			$	679,022

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:				
Accounts payable and other accrued expenses	$	207,823		
Capital lease payable		2,787		
Total Liabilities			$	210,610
Stockholders' Equity:				
Class A Preferred stock, 5% cumulative - $50 par value; 20,000 shares authorized, 11,680 shares issued and outstanding	$	584,000		
Class B Preferred stock, 4 1/2% non-cumulative - $.50 par value; 200,000 shares authorized, issued and outstanding		100,000		
Common stock, no par value; 200,000 shares authorized; 94,000 shares issued and outstanding		470		
Accumulated deficit		(216,058)		
Total Stockholders' Equity				468,412
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	679,022

See Accompanying Notes

EXHIBIT B

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:		
Securities commissions	$ 3,581,133	
Selling commissions on other investments	2,206,449	
Other income	49,008	
Interest income	100,089	
Total Revenues		$ 5,936,679
Operating Expenses:		
Salaries and commissions	4,305,748	
Payroll taxes	145,637	
Property taxes	12,880	
General insurance	12,778	
Employee benefits	236,934	
Clearing expense	236,993	
Information expense	289,548	
Computer supplies	2,818	
Rent and utilities	253,549	
Depreciation and amortization	27,111	
Repairs and maintenance	12,219	
Communications	57,951	
Professional fees	94,549	
Licenses and fees	80,141	
Equipment rental	10,502	
Office expense	24,466	
Postage	11,533	
Continuing education	2,700	
Bad debt expense	8,105	
Interest expense	1,411	
Travel, meals and entertainment	18,158	
Total Operating Expenses		5,845,731
Income Before Provision for Income Taxes		90,948
Provision for income taxes		856
Net Income for the Year		$ 90,092

See Accompanying Notes

EXHIBIT C

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Capital Stock Class A Preferred	Capital Stock Class B Preferred	Capital Stock Common	Accumulated Deficit
Balances - January 1, 2011	$ 584,000	$ 100,000	$ 470	$ (306,150)
Net Income	-	-	-	90,092
Balances - December 31, 2011	$ 584,000	$ 100,000	$ 470	$ (216,058)

See Accompanying Notes

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Increase (Decrease) in Cash

Cash Flows From Operating Activities:		
Net Income		$ 90,092
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 27,111	
Change in assets and liabilities:		
Increase (Decrease) in Assets and Liabilities:		
Receivables	260,905	
Non-customer registered representatives	(45,324)	
Prepaid expenses	3,229	
Accounts payable and accrued liabilities	(233,039)	
Total Adjustments		12,882
Net Cash Provided By Operating Activities		102,974
Cash Flows From Investing Activities:		
Acquisition of fixed assets		(15,976)
Cash Flows From Financing Activities:		
Capital lease payable		(8,408)
Net Increase in Cash		78,590
Cash at the Beginning of Year		165,062
Cash at the End of Year		$ 243,652
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest expense		$ 1,411
Income taxes		$ 856

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Note 1 - Organization and Business Description:

Coburn & Meredith, Inc. (the "Company") is a registered broker-dealer whose main office is located in Simsbury, Connecticut with branch offices in Glastonbury, Connecticut and Boston, Massachusetts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), the Securities Investors Protection Corp. (SIPC) and the Financial Industry Regulatory Authority (FINRA). The Company is a regular Connecticut Corporation owned privately by several shareholders. The Company is an introducing broker-dealer and uses a carrying broker to hold customer accounts and clear customer transactions.

Note 2 - Significant Accounting Policies:

A. Revenue and Expense Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions and other income are recorded on a trade-date basis. Interest is recorded as earned. Expenses are recorded as incurred.

Revenues consist of: commissions on transactions in exchange listed equity securities, commissions on listed option transactions, other securities commissions, revenues from the sale of investment company shares, interest income and fees.

B. Depreciation:

The Company provides for depreciation utilizing accelerated methods. Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expenses as incurred.

C. Income Taxes:

The Company is incorporated as a "C" Corporation under the Internal Revenue Code. The Company records its federal and state income tax liabilities in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." However, deferred taxes payable are not recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes when such amounts are immaterial. In accordance with FASB ASC 740, Income Taxes, management is required to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, the Company's income tax positions would be sustained.

Based on that evaluation, if it were more that 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying statement of financial position along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize that as operating expenses. No interest or penalties have been accrued or charged to expense for the year ending December 31, 2011.

Note 2 - Significant Accounting Policies (Continued):

C. Income Taxes (Continued):

The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

D. Basis of Presentation:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Clearing Arrangements:

The Company clears security transactions predominantly through the Pershing Division ("Pershing") of Bank of New York, whereby Pershing carries the cash and margin accounts of the Company's customers on a fully disclosed basis. Under specific terms of the agreement, Pershing executes and reflects transactions in the customers' accounts as requested by the Company, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities. All uncollectible customer receivables are netted against commissions payable to the Company. The Company also maintains a margin account with Pershing through which it executes its own principal trading activities.

Under these agreements, the Company is required to maintain a minimum cash deposit of $25,000 on which it receives interest at .5 % below the average broker's call rate. The Company may draw on commissions and principal trading gains as they are earned.

Note 4 - Income Taxes:

Income tax expense consists of the following components:

Federal	$ -
State	856
Total	$ 856

The difference between income for financial reporting and tax return purposes results from non-deductible entertainment and life insurance expenses. As of December 31, 2011, the Company has the following net operating loss carryforward amounts:

Years of Loss Expiration	Federal	Connecticut	Massachusetts
2013	$ -	$ -	$ 17,477
2014	-	-	48,622
2015	-	-	6,034
2017	7,379	-	-
2018	116,245	-	-
2019	17,723	-	-
2020	110,768	-	-
2021	271,104	174,379	-
2022	201,688	201,438	-
2024	54,140	62,455	-
2025	4,428	6,736	-
2027	15,372	6,261	-
2028	35,727	28,697	-
2029	47,872	32,651	-
2030	21,423	14,519	-
	$ 903,869	$ 527,136	$ 72,133

Note 5 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. For the two-month period ended December 31, 2011, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness, $50,000, or specific requirements applicable to market makers. The Company would be precluded from the distribution of equity capital if net capital was less than 10% of such indebtedness.

As of December 31, 2011, the Company had net capital of $236,870, which was $186,870 in excess of the minimum required.

Note 6 - Commitments and Leases:

In March 2005, the Company entered into a sub-lease for the location of its Boston office, covering the five years through February 28, 2010. The lease term called for monthly payments of $7,875. Fluctuations with respect to lease payments vary due to adjustments for utility costs. During February 2010, the Company entered into an agreement to extend the lease through February 28, 2013. The lease term called for monthly payments of $8,082. Total rent expense for the Boston location was $101,479 for year ended December 31, 2011. Rent expense also included miscellaneous storage costs and related utilities.

In October 2009, the Company negotiated a lease for 3,076 square feet of office space in Glastonbury, Connecticut. The term of the lease is from November 1, 2009 through January 31, 2013. The lease term called for monthly payments of $3,845 for the first year with 3% increases following in subsequent years. Fluctuations with respect to lease payments vary due to adjustments for common area charges. Rent expense for the Glastonbury location was $63,991 for the year ended December 31, 2011.

At December 31, 2011, future minimum lease payments over the term of the lease are as follows:

December 31, 2012	$ 144,660
December 31, 2013	20,265
Total	$ 164,925

Note 7 - Related Party Transaction:

During March 2009, the Company entered into a month-to-month lease for 3,600 square feet of office space in Simsbury, Connecticut with Coby, LLC, an entity owned by several shareholders of the Company. Rent expense was $78,000 for the year ended December 31, 2011.

Note 8 - Capital Stock and Equity Considerations:

As of December 31, 2011, Class A preferred stock had a par value of $50 per share and a cumulative dividend of five percent. There were 20,000 shares authorized, 11,680 shares issued and outstanding. Class B preferred stock had a par value of $.50 per share. Class B preferred stock had authorized shares of 200,000, with 200,000 shares issued and outstanding. There were 200,000 shares of common stock authorized, with 94,000 shares issued and outstanding. Common stock had no par value.

Note 9 - Retirement Plan and Employee Benefits:

The Company maintains a non-contributory 401k retirement plan covering substantially all employees.

Note 10 - Advertising Costs:

The Company did not incur any advertising costs for the year ended December 31, 2011.

Note 11 - Capital Lease:

A capital lease exists with GreatAmerica Leasing Corporation, due in monthly payments of $648.42, for the lease of computer equipment through November 2012.

In summary, capital leases payable are comprised of the following:

Total Capital Lease Payable	$ 2,787
Less: Short-term portion	2,787
Long-term portion	$ -

Note 12 - Contingencies:

The Company was involved with two frivolous lawsuits as of December 31, 2011. The outcomes were indeterminate as of the issuance date of the report.

Note 13 - Property and Equipment:

Property and equipment is stated at cost and consists entirely of furniture, fixtures, improvements and computer related equipment.

The components of property and equipment are as follows:

Computer Equipment	$ 116,036
Office furniture & fixtures	33,162
Improvements	85,505
Subtotal	234,703
Less: Accumulated Depreciation	86,163
Total	$ 148,540

Depreciation expense totaled $27,111 for the year ended December 31, 2011.

Note 14 - Subsequent Events:

The Company did not have any other subsequent events through January 23, 2012, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2011.

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2011

NET CAPITAL:

Stockholders' Equity		$ 468,412
Less: Non-allowable assets -		
Advances to registered representatives	$ (83,002)	
Furniture and equipment	(148,540)	
Total Non-allowable Assets		(231,542)
Net Capital Before Haircuts on Securities Positions		236,870
Haircuts on trading securities		-
Net Capital		$ 236,870
Less: Net capital requirement (greater of $14,041, 6 2/3% of aggregate indebtedness of $210,610, $50,000 or requirements applicable for market makers, $6,000)		50,000
Net Capital in Excess of Requirement		$ 186,870

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 236,870
Adjustments:	
Rounding	
Total Adjustments	-
Net Capital Per Above	$ 236,870

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1(c)
DECEMBER 31, 2011

Total Liabilities	$	210,610
Exclusions from aggregate indebtedness		-
Aggregate Indebtedness	$	210,610

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$	210,609
Adjustments:		
Rounding		1
Aggregate Indebtedness	$	210,610

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2011

The Company clears customer transactions through the Pershing Division of Bank of New York on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).

ALFIN, FAGIN & FALCE LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA, MBA
MICHAEL W. FAGIN, CPA, MSPA
ROBERT W. FALCE, CPA, CVA

JOSEPH A. BERNARDI, CPA
(1943-2010)

TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@affcpa.com

APPENDIX A
REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Coburn & Meredith, Inc.
One Old Mill Lane
Simsbury, Connecticut 06070

In planning and performing our audit of the financial statements of Coburn & Meredith, Inc. as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We have also considered the Anti-Money Laundering (AML) Compliance and Supervisory Procedures of Coburn & Meredith, Inc. as of December 31, 2011, as required by the USA Patriot Act of 2001 and NASD Rule 3011. These procedures are the responsibility of the Company's management. Our responsibility was to determine the adequacy of and adherence to these procedures, based on our findings.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the Patriot Act) requires broker-dealers to implement certain recordkeeping and reporting requirements. They should also establish an antimoney laundering (AML) program, which, at a minimum, contains the following components: (1)

development of internal policies, procedures, and controls; (2) designation of a compliance officer; (3) an ongoing employee training program; and (4) an independent audit function to test programs.

Broker-dealers are required to establish, document, and maintain a written Customer Identification Program (CIP). This program should be appropriate for the firm's size and business, be part of the firm's AML compliance program, and, at a minimum, should contain the following 4 elements: (1) establishing identity verification procedures; (2) maintaining records related to CIP; (3) determining whether a customer appears on any designated list of terrorists or terrorist organizations; and (4) providing customers with notice that information is being obtained to verify their identities. The CIP rule provides that, under certain defined circumstances, broker-dealers may rely on the performance of another financial institution to fulfill some or all of the requirements of the broker-dealer's CIP.

Among other things, these rules require that firms independently test their AML programs. The independent tests should occur on an annual basis for most firms. Many broker-dealers are concerned about the independent testing requirement and its impact on their auditors' independence. Firms may use internal staff as long as they are independent from the AML program itself and have the knowledge they need to effectively evaluate a firm's AML system, as well as a qualified outside party.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Coburn & Meredith, Inc., the Securities and Exchange Commission and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Alfin, Fagin & Falce, LLP

ALFIN, FAGIN & FALCE, LLP
Certified Public Accountants

January 23, 2012

ALFIN, FAGIN & FALCE LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA, MBA
MICHAEL W. FAGIN, CPA, MSPA
ROBERT W. FALCE, CPA, CVA

JOSEPH A. BERNARDI, CPA
(1943-2010)

TEL: (860) 679-5200 FAX: (860) 679-5212
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INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Coburn & Meredith, Inc.
One Old Mill Lane
Simsbury, CT 06070

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Coburn & Meredith, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Coburn & Meredith, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Coburn & Meredith, Inc. management is responsible for the Coburn & Meredith, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the period from January 1, 2011 to December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

January 31, 2012

Coburn & Meredith, Inc.
SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4) - Schedule of Assessment Payments
For the period 1/1/2011 - 12/31/2011

Form	Period	General Assessment	Amount Paid	Overpayment Applied	Balance Due	Date Paid	Collection Agent
SIPC - 6	1/1/11 - 6/30/11	5,551	(5,551)	-	-	8/2/2011	FINRA
SIPC - 7	1/1/11 - 12/31/11	9,409	(3,858)	(5,551)	-	2/6/2012	FINRA

NOTE:
The amount paid from the SIPC - 6 was properly applied to the SIPC - 7 assessment balance.